

November 27, 2009

Via Facsimile (212) 969-2900 and U.S. Mail

Julie M. Allen, Esq.
Proskauer Rose LLP
1585 Broadway
New York, NY 10036

> **Re:**   **Presidential Life Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 25, 2009**
> **File No. 0-05486**

Dear Ms. Allen:

We have reviewed your filing and have the following comments.

Revised Preliminary Schedule 14A

Cover Letter

1.   We note your response to the first bullet point in prior comment 2 and your response to prior comment 3. It appears that your primary concerns relating to Mr. Kurz age are his age, without reference to his ability to carry out the tasks of chairman and CEO, and the fact that that other companies that may or may not be your peers do not have persons of Mr. Kurz's age holding the position of chairman or CEO. If the foregoing is correct, please revise your disclosure to so state.

2.   We reissue prior comment 2 as it related to your statement that the "incumbent directors and management have been . . . positioning the Company for additional growth opportunities."

Background of the Kurz Consent Solicitation, page 7

3.   Please revise the reference to the downgrade of Moody's ratings in 2004 to clarify that it was the lack of a management succession plan despite Mr. Kurz advanced age that was one of several reasons for the downgrade. Your current disclosure appears to suggest that Moody's action was based separately on Mr. Kurz's age and the lack of a succession plan; your disclosure also appears to present Moody's

action as based solely on Mr. Kurz's age without reference to other reasons stated by Moody's.

4.   On a related note, clarify your disclosure with respect to Moody's 2008 rating change to state that there were corporate governance items other than those related to the succession plan that affected Moody's rating change. Also, please tell us supplementally whether Moody's has changed its rating since July 8, 2008.

Closing Comments

          Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                              Sincerely,

                              Daniel F. Duchovny
                              Special Counsel
                              Office of Mergers and Acquisitions